Mail Stop 4561   July 9, 2008

C.R. Cloutier
Chief Executive Officer
MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, LA 70501

Re: MidSouth Bancorp, Inc.
         Form 10-K
         Filed March 17, 2008
         File No. 001-11826

Dear Mr. Cloutier:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                            Sincerely,

                                            Michael Clampitt
                                            Staff Attorney

cc: By fax (337) 593-3278
        Danielle Blanchet
        MidSouth Bancorp, Inc.